                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               NETIQ CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  64115 P 10 2
                                 (CUSIP Number)

                                Michael Bennett
                        Mission Critical Software, Inc.
                            13939 Northwest Freeway
                               Houston, TX 77040
                                 (888) 323-6768

                                   Copies to:

                                William M. Kelly
                             Davis Polk & Wardwell
                              1600 El Camino Real
                              Menlo Park, CA 94025
                                 (650) 752-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 26, 2000
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                             (Page 1 of 11 Pages)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mission Critical Software, Inc.   I.R.S. Identification No.: 76-0509513
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      N/A
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,520,234
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,845,983
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,520,234
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      7,366,217
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      41.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock of NetIQ Corporation ("NetIQ") a Delaware corporation ("NetIQ" or "Issuer"). The principal executive offices of NetIQ are located at 5410 Betsy Ross Drive, Santa Clara, California 95054.

ITEM 2.  IDENTITY AND BACKGROUND.

     The name of the corporation filing this statement is Mission Critical Software, Inc., a Delaware corporation ("MCS"). MCS is a provider of systems administration and operations management software products for corporate and Internet-based Windows NT networks. MCS's principal business address is 13939 Northwest Freeway, Houston, Texas 77040. The address of MCS's executive offices is the same as the address of its principal business.

    Set forth on Schedule A is the name of each of the directors and executive officers of MCS along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to MCS's knowledge. To MCS's knowledge, each of the individuals identified on Schedule A is a citizen of the United States.

     Neither MCS, nor to MCS's knowledge any person named on Schedule A hereto, is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to an Agreement and Plan of Reorganization dated as of February 26, 2000 (the "Merger Agreement"), among NetIQ, Planet Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of NetIQ ("Merger Sub") and MCS, and subject to the conditions set forth therein (including approval by stockholders of MCS and NetIQ), Merger Sub will merge with and into MCS and MCS will become a wholly-owned subsidiary of NetIQ (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into MCS with MCS remaining as the surviving corporation (the "Surviving Corporation").

     As an inducement for MCS to enter into the Merger Agreement and in consideration thereof, certain stockholders of NetIQ entered into individual agreements with MCS (collectively the "NetIQ Voting Agreements") whereby each such stockholder (collectively, the "NetIQ Voting Agreement Stockholders") agreed, severally and not jointly, to vote all of the shares of NetIQ Common Stock beneficially owned by him in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. MCS did not pay additional consideration to any NetIQ Voting Agreement Stockholder in connection with the execution and delivery of the NetIQ Voting Agreements.

     As a condition of MCS's willingness to enter into the Merger Agreement, NetIQ agreed to grant to MCS an option to acquire up to 3,520,234 shares of NetIQ Common Stock pursuant to a stock option agreement (the "NetIQ Stock Option Agreement"). The NetIQ Stock Option Agreement becomes exercisable if the Merger Agreement is terminated under certain circumstances.

     References to, and descriptions of, the Merger and the Merger as set forth in this Schedule 13D are qualified in their entirety by reference to the copies of the Merger Agreement, included as an Exhibit to the Form 8-K filed by MCS on March 3, 2000.

     References to, and descriptions of, the MCS Stock Option Agreement, the NetIQ Stock Option Agreement and the NetIQ Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the MCS Stock Option Agreement, the NetIQ Stock Option Agreement and the NetIQ Voting Agreement included as Exhibits A, B, and C, respectively, to this Schedule 13D.
                      --------------------

ITEM 4.  PURPOSE OF TRANSACTION.

         (a)  Not applicable.

         (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of NetIQ, with and into MCS in a statutory merger pursuant to the applicable provisions of Delaware Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and MCS will continue as the Surviving Corporation and as a wholly-owned subsidiary of NetIQ. Each holder of outstanding MCS Common Stock will receive, in exchange for each share of MCS Common Stock held by such holder, 0.9413 shares of NetIQ Common Stock. NetIQ will assume each outstanding option to purchase MCS Common Stock under MCS's stock option plans. Furthermore, all rights to purchase shares of MCS Common Stock under MCS's Employee Stock Purchase Plan shall be converted into rights to purchase shares of NetIQ Common Stock and shall be assumed by NetIQ.

         Pursuant to the NetIQ Voting Agreements, the NetIQ Voting Agreement Stockholders have agreed to vote their shares of NetIQ Common Stock (plus any additional shares of MCS Common Stock and all additional options, warrants and other rights to acquire shares of MCS Common Stock) beneficially owned by the Voting Agreement Stockholders (the "NetIQ Voting Agreement Shares") at every MCS stockholders meeting and every written consent in lieu of such a meeting to vote the shares (a) in favor of the Merger and the Merger Agreement (the "NetIQ Approval Matters"), (b) in favor of any matter that could reasonably be expected to facilitate the NetIQ Approval Matters and (c) in such manner as MCS may direct with respect to all other proposals submitted to the stockholders of MCS which, directly or indirectly, in any way relates to the NetIQ Approval Matters. The NetIQ Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

         As a condition of MCS's willingness to enter into the Merger Agreement, NetIQ agreed to grant to MCS an option to acquire up to 3,520,234 shares of MCS Common Stock pursuant to a stock option agreement (the "NetIQ Stock Option Agreement"). The NetIQ Stock Option Agreement becomes exercisable if the Merger Agreement is terminated under certain circumstances. The NetIQ Stock Option Agreement expires upon the earliest of (i) the effectiveness of the Merger or
(ii) twelve months after a termination of the Merger Agreement pursuant to certain of its provisions.

         As an inducement for NetIQ to enter into the Merger Agreement and in consideration thereof, certain stockholders of MCS entered into individual agreements with NetIQ (collectively the "MCS Voting Agreements") whereby each such stockholder (collectively, the "MCS Voting Agreement Stockholders") agreed, severally and not jointly, to vote all of the shares of MCS Common Stock beneficially owned by him in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. NetIQ did not pay additional consideration to any MCS Voting Agreement Stockholder in connection with the execution and delivery of the MCS Voting Agreements.

     Pursuant to the MCS Voting Agreements, the MCS Voting Agreement Stockholders have agreed to vote their shares of MCS Common Stock (plus any additional shares of MCS Common Stock and all additional options, warrants and other rights to acquire shares of MCS Common Stock) beneficially owned by the NetIQ Voting Agreement Stockholders (the "MCS Voting Agreement Shares") at every MCS stockholders meeting and every written consent in lieu of such a meeting to vote the shares (a) in favor of approval of the Merger, the Merger Agreement and the issuance of shares of MCS Common Stock in exchange for all outstanding capital stock of NetIQ as set forth in the Merger Agreement (the "MCS Approval Matters"), (b) in favor of any matter that could reasonably be expected to facilitate the MCS Approval Matters, and (c) in such manner as NetIQ may direct with respect to all other proposals submitted to the stockholders of MCS which, directly or indirectly, in any way relates to the MCS Approval Matters. The MCS Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

     In addition, MCS agreed to grant to NetIQ an option to acquire up to 3,416,052 shares of NetIQ Common Stock pursuant to a stock option agreement (the "MCS Stock Option Agreement"). The MCS Stock Option Agreement becomes exercisable if the Merger Agreement is terminated under certain circumstances. The MCS Stock Option Agreement expires upon the earliest of (i) the effectiveness of the Merger or (ii) twelve months after a termination of the Merger Agreement pursuant to certain of its provisions.

     The purpose of the transactions under the MCS Voting Agreements, the NetIQ Voting Agreements, the MCS Stock Option Agreement and the NetIQ Stock Option Agreement are to enable NetIQ and MCS to consummate the transactions contemplated under the Merger Agreement.

     (c)  Not applicable.

     (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the directors of Merger Sub when formed. The initial officers of the Surviving Corporation shall be the following persons, who shall hold the same offices in NetIQ:

          Executive Chairman         Michael Bennett
          Chief Executive Officer    Ching-Fa Hwang
          Chief Operating Officer    Steve Odom
          Chief Financial Officer    James Barth
          Chief Technical Officer    Tom Bernhardt

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f)  Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

     (h) - (i) If the Merger is consummated as planned, the MCS Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

     (j) Other than described above, MCS currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although MCS reserves the right to develop such plans).

     References to, and descriptions of, the Merger and the Merger as set forth in this Schedule 13D are qualified in their entirety by reference to the copies of the Merger Agreement, included as an Exhibit to the Form 8-K filed by MCS on March 3, 2000.

     References to, and descriptions of, the MCS Stock Option Agreement, the NetIQ Stock Option Agreement and the NetIQ Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the MCS Stock Option Agreement, the NetIQ Stock Option Agreement and the NetIQ Voting Agreement included as Exhibits A, B, and C, respectively, to this Schedule 13D.
                      --------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) As a result of the NetIQ Voting Agreements, MCS may be deemed to be the beneficial owner of at least 7,366,217 shares of NetIQ Common Stock. Such NetIQ Common Stock constitutes approximately 41.8% of the issued and outstanding shares of NetIQ Common Stock based on the number of shares of NetIQ Common Stock outstanding as of February 24, 2000 (as represented by NetIQ in the Merger Agreement discussed in Items 3 and 4). MCS may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, MCS (i) is not entitled to any rights as a stockholder of NetIQ as to the Shares and (ii) disclaims any beneficial ownership of the shares of NetIQ Common Stock which are covered by the Voting Agreements.

     To MCS's knowledge, no person listed on Schedule A has an ownership interest in MCS.

     Set forth on Schedule B are the names of the stockholder of NetIQ that have entered into an NetIQ Voting Agreement with MCS, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to MCS's knowledge.

     To MCS's knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to
Item 2.

     (c) To the knowledge of MCS, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

     (d) To the knowledge of MCS, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of NetIQ reported on herein.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Merger Agreement and the exhibits thereto, including the voting agreements and the stock option agreements described herein, to the knowledge of MCS, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of NetIQ, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits:


     A. Stock Option Agreement, dated February 26, 2000, between Mission Critical Software, Inc. and NetIQ Corporation.

     B. Stock Option Agreement, dated February 26, 2000, between NetIQ Corporation and Mission Critical Software, Inc.

     C. Form of Voting Agreement, dated February 26, 2000, between Mission Critical Software, Inc. and certain stockholders of NetIQ Corporation.

     D.* Agreement and Plan of Reorganization, dated as of February 26, 2000, by and among NetIQ Corporation, Planet Acquisition Corp. and Mission Critical Software, Inc.

     * Incorporated by reference to the 8-K filed by Mission Critical Software, Inc. on March 3, 2000.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2000               MISSION CRITICAL SOFTWARE, INC.



                                    By: /s/ Stephen E. Odom
                                        ---------------------------
                                            Stephen E. Odom
                                            Chief Financial Officer

                                   Schedule A

                      DIRECTORS AND EXECUTIVE OFFICERS OF

                               NETIQ CORPORATION

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of MCS. The address of each such person is c/o MCS Corporation, 13939 Northwest Freeway, Houston, Texas 77040. To MCS's knowledge, each of the individuals identified below is a citizen of the United States.

                                                              Present Principal Occupation and
Name and Title                                                Name of Employer
-------------------------------------------------------------------------------------------------------------

Michael S. Bennett                                             Mission Critical Software, Inc.
President, Chief Executive Officer and Director

Stephen E. Odom                                                Mission Critical Software, Inc.
Chief Financial Officer, Chief Operating Officer and
Secretary

Thomas P. Berndhardt                                           Mission Critical Software, Inc.
Chief Technology Officer and Director

Brian J. McGrath                                               Mission Critical Software, Inc.
Vice President of Sales

Richard J. Pleczko                                             Mission Critical Software, Inc.
Vice President, Marketing and Product Management

Steven Kangas                                                  Mission Critical Software, Inc.
Vice President of Strategic Alliances

Olivier J. Thierry                                             Mission Critical Software, Inc.
Vice President of Marketing Communications

D. Von Jones                                                   Mission Critical Software, Inc.
Vice President of Development

Janell Heathcock                                               Mission Critical Software, Inc.
Vice President of North American Sales

Leslie Willard                                                 Mission Critical Software, Inc.
Vice President, Finance

Simon Church                                                   Mission Critical Software, Inc.
Director, International Sales

Michael Rovner                                                 Mission Critical Software, Inc.
Director of Business Development

Douglas Ayer                                                   President
Director                                                       International Capital Partners, Inc.

Michael Maples                                                 Director
Director                                                       Mission Critical Software, Inc.

John Moores                                                    Chairman
Director                                                       JMI Equity Fund III, L.P.

Scott Sandell                                                  Limited Partner
Director                                                       New Enterprise Associates Entities

John D. Thornton                                               General Partner
Director                                                       Austin Ventures Entities

                                  Schedule B

The following table sets forth the name and present principal occupation or employment of each NetIQ stockholder that entered into a voting agreement with MCS. Except as indicated below, the business address of each such person is c/o NetIQ Corporation, 5410 Betsy Ross Drive, Santa Clara, California 95054.


      Voting Agreement Stockholder                    Shares Beneficially Owned

Ching-Fa Hwang                                               1,731,665
President, Chief Executive Officer and Director, NetIQ

Her-Daw Che                                                  1,030,985
Vice President, Engineering and Director, NetIQ

Ying-Hon Wong                                                1,083,333
Director, NetIQ

Partner, Wongfratris Investment Company


                TOTAL                                        3,845,983